Exhibit 1

VLCCF—2013 Annual General Meeting

Press release from Knightsbridge Tankers Ltd. 23.09.2013

Knightsbridge Tankers Limited (the “Company”) advises that the 2013 Annual General Meeting of the Company was held on September 20, 2013 at 9:00 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda. The following resolutions were passed:

1.	To re-elect Ola Lorentzon as a Director of the Company.

2.	To re-elect David M. White as a Director of the Company.

3.	To re-elect Hans Petter Aas as a Director of the Company.

4.	To re-elect Herman Billung as a Director of the Company.

5.	To elect Robert D. Somerville as a Director of the Company to fill the vacancy arising on the Board due to Mr. Douglas C. Wolcott’s decision not to stand for re-election.

6.	To re-appoint PricewaterhouseCoopers AS as auditors and to authorise the Directors to determine their remuneration.

7.	That the remuneration payable to the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 be approved for the year ended December 31, 2013.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2012 were presented to the Meeting.

Hamilton, Bermuda

September 20, 2013